SUB-ITEM 77C


Results of annual meeting of shareholders

The Annual Meeting of Shareholders of Western Asset High Yield
Defined Opportunity Fund Inc. was held on December 15, 2014 for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:



			No. Shares
Eileen A. Kamerick
Affirmative		20,234,898
Withhold		   457,772


Riordan Roett
Affirmative		20,275,630
Withhold		   417,040



At February 28, 2015, in addition to Eileen A. Kamerick and Riordan Roett, the other Directors of the Fund were as follows:

Robert D. Agdern*
Carol L. Colman
Daniel P. Cronin
Paolo M. Cucchi
Kenneth D. Fuller
Leslie H. Gelb
William R. Hutchinson

* Effective January 1, 2015, Mr. Agdern became a Director.